EXHIBIT 99.1

Foremost Lithium Reports Widest Intercept to Date; 32.53 Metres of Spodumene-Bearing Pegmatite at its Zoro Lithium Project in Manitoba, Canada

Highlights Include:

  Drill hole FL 24-009 intersected 32.53 metres of spodumene-bearing pegmatite at its Zoro Dyke 1, the Company’s maiden resource area, starting at 196.23 metres
  Drill hole FL24-010 intersected 14.19 metres of spodumene-bearing pegmatite starting at 174.57 metres
  Ongoing definition drilling continues with systematic step-outs to test southward continuity of spodumene-bearing pegmatite at Dyke 1

VANCOUVER, British Columbia, March 27, 2024 (GLOBE NEWSWIRE) -- Foremost Lithium Resource & Technology Ltd. (NASDAQ: FMST) (CSE: FAT) (“Foremost Lithium”, “Foremost” or the “Company”), a North American hard-rock lithium exploration company, is pleased today provide a drilling progress update at the Zoro Lithium Property located in the Snow Lake region of Manitoba. Foremost reports the widest drill intercept to date with an intersection of spodumene-bearing pegmatite at Dyke 1, spanning a cumulative length of 32.53 meters. Dyke 1 hosts the Company's maiden inferred resource of 1,074,567 tons at a grade of 0.91% Li2O, with a cut-off of 0.3%, as outlined in the Company’s filed Regulation SK-1300 Technical Report Summary (2023) and NI-43-101 Technical Report (2018). Drill holes FL-24-009 and FL24-010 intersected 32.53 metres and 14.5 metres of spodumene-bearing pegmatite, respectively (See pictures 1 and 2 for pictures of drill core from two holes). Analytical results are still pending.

“The presence of spodumene and the length of pegmatite encountered in multiple holes, highlighted by over 32-metres of spodumene-bearing pegmatite hit in one hole, are very positive in terms of the potential for our maiden resource to now grow in significant scale,” states Jason Barnard, President and CEO of Foremost Lithium. “As drilling progresses, the focus will continue to build resource to the south of Dyke 1, a promising new unchartered area, which has confirmed spodumene pegmatite as drilling progresses. Manitoba is emerging as a critical minerals hub of Canada and we are encouraged by the drilling results to date, of our Zoro Property for our Company and for our shareholders. We look forward to further results.”

Picture 1 - Drill Core from FL 24-009

Picture 2 - Drill Core from FL 24-010

Dyke 8

Drilling on the Zoro Property commenced in February, 2024, with holes FL2024-001 through FL2024-006 targeting Dyke 8 and surrounding areas. Drilling confirmed spodumene presence in some drill core. The core has been packaged and shipped to SGS in Burnaby, B.C. for assay analysis.

Zoro 1

Drilling is now focused on Zoro’s Dyke 1 at the southeast section of the property. Based on a comprehensive geological review, Dahrouge Geological Consulting (“DGC”) has identified the southern extension of Dyke 1 as a priority target. This section of Dyke 1 remains largely unexplored with limited historical drilling. The Company’s objective is to explore the pegmatite both at depth and along strike, and to test new zones that have remained unexplored until now.

Jody Dahrouge of DGC comments, “The winter exploration at Zoro, has confirmed the presence of spodumene mineralization within the drilled intersections at Dyke 1. Several of the drilled thicknesses exceed expectations and we are cautiously optimistic that these will provide the basis for the expansion of the known pegmatite system. The ongoing drill program will test the Dyke 1 strike extensions and elsewhere, as winter drill conditions permit.”

Drilling will further explore mineralization in order to create what is presently expected to be a geological framework for an updated Regulation SK-1300/ and Ni 43-101 resource estimate. To date, a total of 10 drill holes have been reported to be completed on the property covering approximately 2,100 meters. Refer to Figure 1 for drill hole location map and Tables 1 and 2 for more detailed information for each drill hole.

458000
458500
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6081000
6080500
6080000
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N
Coordinate System: NAD 1983 UTM Zone 14N
FL24-003
FL24-002
FL24-001
FL24-004
FL24-005
FL24-006
FL24-008
FL24-007
FL24-010
FL24-009
Legend
2024 Collar
2024 Drill Trace
Historical DDH Collars
Zoro Mining Claim
Other Mining Claim
1:12,500
Meters
0
500
1,000

Figure 1 – Zoro Property Location Map Indicating Drill Hole Locations

Table 1 – 2024 Drilling Header Summary

Hole ID	Target	Core Size	Hole Depth (m)	Grid	Northing	Easting	Elevation	Azimuth	Dip
FL24-001	Dyke 8	NQ	124	NAD83 / UTM zone 14N	6080344	6080344	290	68	-55
FL24-002	Dyke 8	NQ	179	NAD83 / UTM zone 14N	6080311	6080311	290	68	-65
FL24-003	Dyke 8	NQ	124.98	NAD83 / UTM zone 14N	6080391	6080391	290	77	-55
FL24-004	Dyke 8	NQ	149	NAD83 / UTM zone 14N	6080251	6080251	290	100	-65
FL24-005	Dyke 8	NQ	119	NAD83 / UTM zone 14N	6080201	6080201	288	93	-45
FL24-006	Dyke 8	NQ	125	NAD83 / UTM zone 14N	6080116	6080116	288	102	-45
FL24-007	Dyke 8	NQ	248	NAD83 / UTM zone 14N	6079098	6079098	276.6	74	-45
FL24-008	Dyke 1	NQ	394	NAD83 / UTM zone 14N	6079080	6079080	277.1	73	-55
FL24-009	Dyke 1	NQ	308	NAD83 / UTM zone 14N	6078940	6078940	284.9	77	-55
FL24-010	Dyke 1	NQ	288.88	NAD83 / UTM zone 14N	6078940	6078940	284.9	77	-45

Table 2 – 2024 Pegmatite Interval Summary

Hole number	From	To	Length	Rock Type
FL24-001	41.78	44.07	2.29	Pegmatite
FL24-001	56.56	62.12	5.56	Spodumene Pegmatite
FL24-002	71.62	75.36	3.74	Spodumene Pegmatite
FL24-002	80.73	81.7	0.97	Pegmatite
FL24-002	84.08	89.19	5.11	Spodumene Pegmatite
FL24-003	13.92	15.23	1.31	Pegmatite
FL24-003	19.78	24.4	4.62	Pegmatite
FL24-003	37.52	39.1	1.58	Pegmatite
FL24-005	26.34	27.6	1.26	Pegmatite
FL24-005	78.22	79.06	0.84	Pegmatite
FL24-006	69.41	71.1	1.69	Pegmatite
FL24-007	79.64	80.19	0.55	Pegmatite
FL24-009	196.23	206.38	10.15	Spodumene Pegmatite
FL24-009	222.09	233.04	10.95	Spodumene Pegmatite
FL24-009	234.37	245.8	11.43	Spodumene Pegmatite
FL24-010	174.57	177.48	2.91	Pegmatite
FL24-010	177.48	188.76	11.28	Spodumene Pegmatite

Geology

Spodumene-bearing pegmatite is defined by the visible occurrence of spodumene as distinct mineral crystals, varying in size and orientation, within a quartz-feldspar pegmatite matrix across the specified interval. Visual assessments of mineral abundance are not to be used as replacements or equivalents for laboratory analyses, where precise measurements of concentrations or grades are critical for economic evaluation.

The reported drill intersection lengths, derived from linear measurements along the drill core, may not accurately represent the true width of the mineralized zones due to angular differences between the drill path and mineralization orientation. Best practices in drilling techniques and geological interpretation are being utilized to intersect mineralization in an orientation that approximates the true width as closely as feasible. Detailed geological modelling and analysis are being conducted to refine these estimates and achieve a more precise characterization of the mineralized body's true dimensions.

Analysis

Core processing continues on-site, with core samples being shipped and submitted to SGS Canada’s laboratory in Burnaby, BC. Core sample assays remain to be announced as current processing is underway at the laboratory. Results are anticipated to be reported in batches in the coming weeks.

Option Grant

Foremost Lithium wishes to announce it has granted a consultant to the Company a fully vested stock option to purchase an aggregate of up to 20,000 common shares of the Company at an exercise price of CAD $3.30 per common share of the Company, expiring two years of date of grant. The stock option is granted in accordance with the Company's current Stock Incentive Plan and the policies of the Canadian Securities Exchange.

Qualified Person

Technical information in this news release has been reviewed and approved by Matthew Carter, P.Geo., who is a Qualified Person as identified by Canadian National Instrument 43-101-Standards of Disclosure for Mineral Projects and as defined by the Securities and Exchange Commission’s Regulation S-K 1300 rules for resource deposit disclosure.

About Foremost Lithium

Foremost Lithium (NASDAQ: FMST) (CSE: FAT) (FSE: F0R0) (WKN: A3DCC8) is a hard-rock lithium exploration company focused on empowering the North American clean energy economy. Foremost’s strategically located lithium properties extend over 43,000 acres in Snow Lake, Manitoba, and hosts a property in a known active lithium camp situated on over 11,400 acres in Quebec called Lac Simard South.

Foremost’s four flagship Lithium Lane Projects as well as its Lac Simard South project are located at the tip of the NAFTA superhighway to capitalize on the world's growing EV appetite, strongly positioning the Company to become a premier supplier of North America's lithium feedstock. As the world transitions towards decarbonization, the Company's objective is the extraction of lithium oxide (Li₂O), and to subsequently play a role in the production of high-quality lithium hydroxide (LiOH), to help power lithium-based batteries, critical in developing a clean-energy economy. Foremost Lithium also has the Winston Gold/Silver Property in New Mexico USA. Learn More at www.foremostlithium.com.

Contact and Information

Company
Jason Barnard, President and CEO
+1 (604) 330-8067
info@foremostlithium.com

Investor Relations
Lucas A. Zimmerman
Managing Director
MZ Group - MZ North America
(949) 259-4987
FMST@mzgroup.us
www.mzgroup.us

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The Canadian Securities Exchange has neither approved nor disapproved the contents of this news release and accepts no responsibility for the adequacy or accuracy hereof.

Forward-Looking Statements

This news release contains "forward-looking statements" and "forward-looking information" (as defined under applicable securities laws), based on management's best estimates, assumptions, and current expectations. Such statements include but are not limited to, statements with respect to the use of proceeds of the Flow-Through Private Placement and Private Placement, plans for future exploration and development of the Company's properties and the acquisition of additional exploration projects. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "expects", "expected", "budgeted", "forecasts", "anticipates" "plans", "anticipates", "believes", "intends", "estimates", "projects", "aims", "potential", "goal", "objective", "prospective", and similar expressions, or that events or conditions "will", "would", "may", "can", "could" or "should" occur. These statements should not be read as guarantees of future performance or results. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from those expressed or implied by such statements, including but not limited to: risks related to the receipt of all necessary regulatory and third party approvals for the proposed operations of the Company's business and exploration activities, risks related to the Company's exploration properties; risks related to international operations; risks related to general economic conditions, actual results of current exploration activities, unanticipated reclamation expenses; changes in project parameters as plans continue to be refined; fluctuations in prices of commodities including lithium and gold; fluctuations in foreign currency exchange rates, increases in market prices of mining consumables, possible variations in reserves; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes, title disputes, claims and limitations on insurance coverage and other risks of the mining industry; delays in the completion of exploration, development or construction activities, changes in national and local government regulation of mining operations, tax rules and regulations, and political and economic developments in jurisdictions in which the Company operates. . Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The forward-looking statements and forward-looking information are made as of the date hereof and are qualified in their entirety by this cautionary statement. The Company disclaims any obligation to revise or update any such factors or to publicly announce the result of any revisions to any forward-looking statements or forward-looking information contained herein to reflect future results, events, or developments, except as require by law. Accordingly, readers should not place undue reliance on forward-looking statements and information. Please refer to the Company's most recent filings under its profile at www.sedar.com for further information respecting the risks affecting the Company and its business.

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